UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
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1. Press release dated February 28, 2022.

Item 1

Millicom (Tigo) Information on the outcome of the reconvened Extraordinary General Meeting of Shareholders

Luxembourg, February 28, 2022 - Millicom International Cellular S.A. (“Millicom”) today held its Extraordinary General Meeting of Shareholders (“EGM”). The EGM approved all the resolutions proposed by the Board of Directors, as set out in the convening notice published by way of press release on January 24, 2022.

In accordance with the resolutions of the EGM, the authorized share capital of the Company increased from one hundred and ninety-nine million, nine hundred and ninety-nine thousand, eight hundred United States Dollars (USD 199,999,800.-) divided into one hundred and thirty-three million, three hundred and thirty-three thousand, two hundred (133,333,200) shares, with a par value of one dollar fifty cents (USD 1.50) each, to three hundred million United States Dollars (USD 300,000,000) divided into two hundred million (200,000,000) shares with a par value of one dollar fifty cents (USD 1.50) each, in accordance with Article 420-26 (5) of the law of 10 August 1915 on commercial companies, as amended from time to time (the “1915 Law”). Article 5, paragraphs 1 and 4 of Millicom’s articles of association was amended accordingly. In relation to the increase of the authorized share capital, the EGM received the special report of the Board of Directors of Millicom issued in accordance with Article 420-26 (5) of the 1915 Law, inter alia.

For further information, please contact:

Press: Vivian Kobeh, Director Corporate Communications +1-786-628-5300 press@millicom.com Yocasta Valdez, Group Manager Digital Media & Communications +1-305-929-5417 press@millicom.com	Investors: Michel Morin, VP Investor Relations +1-786-628-5270 investors@millicom.com Sarah Inmon, Director Investor Relations +1-786-628-5303 investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services dedicated to emerging markets in Latin America and Africa. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of December 31, 2021, Millicom employed approximately 21,000 people and provided mobile services through its digital highways to around 58 million customers, with a fiber-cable footprint of more than 12 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg. For more information, visit: millicom.com. Connect with Millicom on Twitter, Instagram, Facebook and LinkedIn.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalon
	Name:	Salvador Escalon
	Title:	Executive Vice President, General Counsel

Date: March 1, 2022